Todd E. Lenson Partner T 212.715.9216 F 212.715.8216 tlenson@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

January 22, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Tom Kluck
Legal Branch Chief
Office of Real Estate and Commodities

Re:	VICI Properties Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed January 17, 2018

File No. 333-221997

Ladies and Gentlemen:

On behalf of our client, VICI Properties Inc. (the “Company”), set forth below are responses to your comment letter, dated January 19, 2018, regarding Amendment No. 1 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”). In connection with this letter, the Company is filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and we are sending under separate cover hard copies of Amendment No. 2 marked to show changes from Amendment No. 1. The Registration Statement has been revised in response to the Staff’s comments, to reflect the terms of the offering as described below and to reflect certain other changes.

The Company proposes to sell up to 50,000,000 shares of common stock in the initial public offering (the “Offering”) and up to an additional 7,500,000 shares of common stock pursuant to the underwriters’ option to purchase additional shares of common stock. The Company proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per share of common stock, with a midpoint of $20.00 per share of common stock. Accordingly, Amendment No. 2 also includes the proposed offering terms of the Offering, including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered in the Offering, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering, as well as the “Distribution Policy” and the “Selected Historical and Pro Forma Financial Data—Unaudited Pro Forma Combined Condensed Financial Information.” This information is consistent in all respects with the information emailed to the Staff on January 16, 2018 and submitted as correspondence, with such necessary adjustments to reflect the increase in the price range and the corresponding decrease in the number of shares proposed to be offered.

For your convenience, the Staff’s comments are set forth below in italics, followed by the responses on behalf of the Company. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2.

Unaudited Pro Forma Combined Condensed Balance Sheet, page 64

1.	We note that you present adjustments (n), (o) and (r) in your pro forma combined condensed balance sheet on a net basis. Please revise your presentation to provide each adjustment on a gross basis on the face of your pro forma balance sheet, or alternatively, you can include a table in your notes to the pro forma balance sheet detailing each pro forma adjustment impacting each balance sheet line item.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Tom Kluck January 22, 2018

The Company has revised its disclosure in response to the Staff’s comment on pages 68 - 71 of Amendment No. 2.

We respectfully advise the Staff that after reflecting these changes, the pro forma adjustments on a gross basis are reflected either on the face of the pro forma financial statements or in the footnotes thereto.

Note 2 - Statement of Operations Pro Forma Adjustments, page 70

2.	For adjustments (nn) and (oo), please expand your note to clearly show how you arrived at the pro forma interest adjustment amounts, including the amount of debt and corresponding interest rate.

The Company has revised its disclosure in response to the Staff’s comment on page 74 of Amendment No. 2.

Please do not hesitate to call the undersigned at (212) 715-9216 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Todd E. Lenson
Todd E. Lenson

cc:	Rahul Patel, Esq. (Securities and Exchange Commission)

Edward B. Pitoniak (VICI Properties Inc.)

Jordan Rosenbaum, Esq. (Kramer Levin Naftalis & Frankel LLP)

Edward F. Petrosky, Esq. (Sidley Austin LLP)

Bartholomew A. Sheehan, Esq. (Sidley Austin LLP)

KRAMER LEVIN NAFTALIS & FRANKEL LLP